OMB APPROVAL
OMB Number: 3235-0145
Expires: December 31, 2005
Estimated average burden hours per response...11

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

ATMEL CORPORATION

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

049513-10-4

(Cusip Number)

     Check the following box if a fee is being paid with this statement ☐. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership or more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☐ Rule 13d-1 (c)

        ☐ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

13G
CUSIP No. 049513-10-4

1.	Name of Reporting Person: I.R.S. Identification Nos. of above persons (entities only): George Perlegos-548-70-1400

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 31,894,100

		6.	Shared Voting Power: 31,894,100

		7.	Sole Dispositive Power: 31,894,100

		8.	Shared Dispositive Power: 31,894,100

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 31,894,100

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 6.85%

12.	Type of Reporting Person: INDIVIDUAL

13G

Item 1.
	(a)	Name of Issuer:
Atmel Corporation
	(b)	Address of Issuer’s Principal Executive Offices:
2325 Orchard Parkway San Jose, CA 95136

Item 2.
	(a)	Name of Person Filing:
George Perlegos
	(b)	Address of Principal Business Office or, if none, Residence:
2325 Orchard Parkway San Jose, CA 95131
	(c)	Citizenship:
United States
	(d)	Title of Class of Securities:
Common Stock
	(e)	CUSIP Number:
049513

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
	(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).

13G

Item 4.	Ownership.
	(a)	Amount beneficially owned:
31,894,100
	(b)	Percent of class:
6.85%
	(c)	Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote:
31,894,100
(ii) Shared power to vote or to direct the vote:
31,894,100
(iii) Sole power to dispose or to direct the disposition of:
31,894,100
(iv) Shared power to dispose or to direct the disposition of:
31,894,100

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

n/a

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

n/a

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

n/a

Item 8.	Identification and Classification of Members of the Group.

n/a

Item 9.	Notice of Dissolution of Group.

n/a

13G

Item 10.	Certification.
n/a

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	February 12, 2003

Company Name(s):

Atmel Corporation

By:	/s/ George Perlegos
Name:	George Perlegos
Title:	President & CEO

5